Boston Key Market

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN Boston In 2023 Dollars, Since Inception*

43 Projects	$824.5M HIT Investment Amount	$21.0M Building America NMTC Allocation	$2.3B Total Development Cost	4,965 Housing Units Created or Preserved (90% affordable)
$4.7B Total Economic Impact	17.5M Hours of Union Construction Work	21,393 Total Jobs Across Industries	$2.1B Total Wages and Benefits	$157.0M State and Local Tax Revenue Generated

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2024. Economic impact data is in 2023 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department at 202-331-8055. Investors should read the current prospectus carefully before investing.